

February 7, 2011

Mr. Robert A. Shiver
President
PrimeCare Systems, Inc.
610 Thimble Shoals Blvd. Ste 402A
Newport News, VA 23606

> **Re:** **PrimeCare Systems, Inc.**
> **Form 10-K for the Fiscal Year ended June 30, 2010**
> **Filed October 12, 2010**
> **Form 10-Q for the Quarterly Period ended September 30, 2010**
> **Filed November 22, 2010**
> **File No. 001-32828**

Dear Mr. Shiver:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended June 30, 2010

General

1.   We note that you have included on the facing page of the Form 10-K the file number 333-137702 when the file number currently assigned to you in EDGAR is 001-32828. Please confirm your understanding regarding your current Commission File Number and confirm that you will use the current file number when filing reports on Form 10-K in the future. Alternatively, please tell us why you believe it is appropriate to use a file number that is different from the one currently assigned to you. Similar concerns apply to your Form 10-Q for the quarterly period ended September 30, 2010.

Item 6. Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 12

2.   Please tell us how you considered providing a discussion and analysis of cash flows. Refer to Item 303(a)(1) and (2) of Regulation S-K and Section IV.B of SEC Release 33-8350.

Certifications

3.   We note that your Section 302 and Section 906 certifications are embedded within your annual report. Please revise to file the certifications as separate exhibits. We refer you to paragraph 1 of the instructions to the exhibit table to Item 601 of Regulation S-K. Similar concerns apply to your Form 10-Q for the quarterly period ended September 30, 2010.

Section 302 Certifications

4.   We note that you include the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Refer to Item 601(B)(31)(i) of Regulation S-K. Similar concerns apply to your Section 302 Certifications included in your Form 10-Q for the quarterly period ended September 30, 2010.

5.   We note that you continue to refer to yourself as a "small business issuer" throughout this certification. Tell us why you continue to refer to yourself as a "small business issuer" rather than as a "registrant." Refer to Item 601(B)(31)(i) of Regulation S-K. Similar concerns apply to your Section 302 Certifications included in your Form 10-Q for the quarterly period ended September 30, 2010.

6.   We note that you have omitted the introductory language referring to internal control over financial reporting in paragraph 4 and omitted paragraph 4(b) in your certifications. Please revise your certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(B)(31)(i) of Regulation S-K. Also refer to Item 308 of Regulation S-K. Similar concerns apply to your Section 302 Certifications included in your Form 10-Q for the quarterly period ended September 30, 2010.

Form 10-Q for the Quarterly Period ended September 30, 2010

Financial Statements

7.   We note that your financial statements for the quarterly period ended September 30, 2010 are labeled as "unreviewed." Please clarify to us why your financial statements have not

been reviewed. Refer to Rule 8-03 of Regulation S-X. Please note, if the review of your Form 10-Q was not performed by a registered public accounting firm, the Form 10-Q is considered substantially deficient and not timely filed.

Balance Sheets, page F-1

8.   We note that you present amortization of capitalized software costs of $23,683 for the three months September 30, 2010 in your statement of operations. We further note that your capitalized software costs did not change from June 30, 2010 to September 30, 2010 on your balance sheet. Please advise or revise accordingly.

Statements of Cash Flows, page F-3

9.   We note that it does not appear that your statement of cash flows for the three months ended September 30, 2010 foots appropriately. Please advise or revise accordingly.

Item 3. Controls and Procedures, page 7

10.   We note your effectiveness conclusions are stated in terms that are more limited in scope than the definition of "disclosure controls and procedures" set forth in Exchange Act Rule 13a-15(e). In your response letter, please tell us whether the effectiveness conclusions of the principal executive officer and principal financial officer were made with respect to the company's controls and procedures as that term is defined in Rule 13a-15(e). Provide conforming disclosure in future filings. Alternatively, you may simply conclude in future filings that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without providing any part of the definition, as we note you have done in your Form 10-K for the fiscal year ended June 30, 2010.

11.   We note your statement that there were no changes during the quarter ended December 31, 2004, although this filing is for the quarter ended September 30, 2010. Please revise accordingly.

12.   If you conclude that you need to amend your periodic reports to file your restated financial statements, for the comments above, please describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers' conclude that the disclosure controls and procedures were effective, despite any restatement, describe the basis for the officers' conclusions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief